UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact April | 2026

Update - Issuance of Subscription Warrants

São Paulo, April 17, 2026 – Azul S.A. (B3: AZUL53, OTC: AZLUY) (“Azul” or “Company”), in compliance with the provisions of the Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 44, of August 23, 2021 (“CVM Resolution 44”), and of article 157, paragraph 4, of Law No. 6,404, of December 15, 1976 (“Brazilian Corporations Law”), in furtherance to the material facts disclosed on February 19, 2026 and April 15, 2026 (the latter, the “Material Fact – Ratification”), the Company hereby updates its shareholders and the market in general regarding the procedures described in the Material Fact – Ratification, in light of the operational discussions held between the Company and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) with respect to the issuance of the subscription warrants to subscribe for common shares as ratified by the Company’s Board of Directors at the meeting held on April 14, 2026 (the “Subscription Warrants”).

With respect to the process of disregarding subscription rights that were irregularly exercised and/or traded by investors, the Company reiterates that, pursuant to the Material Fact – Ratification, it has requested B3 to cancel (i) the Subscription Warrants credited to investors subject to the restrictions arising from the restructuring plan filed by the Company under Chapter 11 of the United States Bankruptcy Code, in the United States of America (the “Chapter 11 Plan”), as well as (ii) all Subscription Warrants resulting from the exercise of rights acquired in the secondary market.

In order to simplify the reimbursement process for amounts paid as a result of the exercise of such disregarded rights, the Company will directly make the relevant payments for the benefit of the investors, following the same procedure previously set forth in the Material Fact – Ratification with respect to the reimbursement of amounts paid for the acquisition of subscription rights in the secondary market, thereby allowing investors to submit a single reimbursement request through the channel bs@voeazul.com.br.

For a reimbursement request to be assessed and processed, each interested investor must send an email to the address above including the following information: (i) full name or corporate name, including CPF or CNPJ number; (ii) the number of rights acquired and/or exercised that were disregarded pursuant to the restrictions under the Chapter 11 Plan; (iii) proof of the amount paid for the acquisition and/or exercise of such disregarded rights; (iv) the date, trading session, and brokerage firm through which the rights were acquired; and (v) the account details to which the reimbursement should be made, if applicable.

The Company remains available to shareholders for additional clarifications, which may be requested through the usual customer service channels.

About Azul

Azul S.A. (B3: AZUL53; OTC: AZLUY), the largest airline in Brazil by departures and cities served, offers approximately 800 daily flights to over 137 destinations. With an operating fleet of over 180 aircraft and more than 14,000 Crewmembers, the Company has a network of 250 non-stop routes. In 2020, Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information, visit https://ri.voeazul.com.br.

Contact

Investor Relations	Press Relations
Tel: +55 11 4831 2880	Tel: +55 11 98196-1035
invest@voeazul.com.br	imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 17, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer